Exhibit 99.1

G.WILLI-FOOD ANNOUNCES APPOINTMENT OF MR. TIM CRANKO AS CEO

G. Willi-Food also announces appointment of new director

YAVNE, Israel - July 10, 2017 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, announced today that the Company's Board of Directors approved the appointment of Mr. Tim Cranko as its new CEO, effective July 6, 2017.

Mr. Cranko served since February 2013 as the Manager of the Food Division of Galam Ltd., an Israeli company which specializes in the manufacture and sale of a variety of food ingredients including fructose, glucose and starch. Prior to that, from 2009 until February 2013, Mr. Cranko served as CEO of Pharm-Up–Novolog, an Israeli distributor of pharmaceutical products. From 2005 until 2009, Mr. Cranko served as the General Manager of Novartis (OTC) Israel, a wholly owned subsidiary of Novartis AG, specializing in the importing, marketing and sale of OTC pharmaceuticals in Israel. Mr. Cranko holds a BA (International Relations) from the Hebrew University of Jerusalem and an MSM (Masters of Science, Management) from Boston University.

New director

In addition, the Company announced that its board of directors has appointed Mr. Victor Bar as a director in the Company effective as of June 20, 2017.  Mr. Bar is a C.P.A. (Isr), with many years of experience as CFO in public and private companies in Israel. Mr. Bar holds a BA in economics and accounting from Bar Ilan University.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on April 27, 2017. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G.Willi-Food International Ltd.
Pavel Buber, CFO and Secretary
(+972)8-932-1000
pavel@willi-food.co.il

Source: G.Willi-Food International Ltd.